Morgan Stanley Finance LLC	Free Writing Prospectus to Preliminary Terms No. 1,375 Registration Statement Nos. 333-221595; 333-221595-01 Dated January 8, 2019 Filed pursuant to Rule 433

Structured Investments

Trigger PLUS Based on the Value of the Worst Performing of the Dow Jones Industrial AverageSM and the Russell 2000® Index due February 1, 2024

This document provides a summary of the terms of the Trigger PLUS offered by Morgan Stanley Finance LLC. Investors should review carefully the accompanying preliminary terms, product supplement, index supplement and prospectus prior to making an investment decision.

SUMMARY TERMS		b
Issuer:	Morgan Stanley Finance LLC (“MSFL”)
Guarantor:	Morgan Stanley
Maturity date:	February 1, 2024
Underlying indices:	Dow Jones Industrial AverageSM (the “INDU Index”) and Russell 2000® Index (the “RTY Index”). For more information about the underlying indices, see the accompanying preliminary terms.
Valuation date:	January 29, 2024, subject to postponement for non-index business days and certain market disruption events
Payment at maturity:

If the final index value of each underlying index is greater than its respective initial index value,

$1,000 + leveraged upside payment

In no event will the payment at maturity exceed the maximum payment at maturity.

If the final index value of either underlying index is less than or equal to its respective initial index value, but the final index value of each underlying index is greater than or equal to its respective trigger level:

$1,000

If the final index value of either underlying index is less than its respective trigger level:

$1,000 x index performance factor of the worst performing underlying index

Under these circumstances, the payment at maturity will be less than the stated principal amount of $1,000 and will represent a loss of at least 40%, and possibly all of your investment.

Leveraged upside payment:	$1,000 × leverage factor × index percent change of the worst performing underlying index
Leverage factor:	400%
Index percent change:	With respect to each underlying index, (final index value – initial index value) / initial index value
Worst performing underlying index:	The underlying index with the lesser index percent change
Index performance factor	With respect to each underlying index, final index value / initial index value
Maximum payment at maturity:	At least $1,780 per Trigger PLUS (at least 178% of the stated principal amount). The actual maximum payment at maturity will be determined on the pricing date.
Initial index value:	With respect to the INDU Index, the index closing value of such index on the pricing date With respect to the RTY Index, the index closing value of such index on the pricing date
Final index value:	With respect to each underlying index, the index closing value of such index on the valuation date
Trigger level:	With respect to the INDU Index, 60% of the initial index value of such index With respect to the RTY Index, 60% of the initial index value of such index
Stated principal amount:	$1,000 per Trigger PLUS
Pricing date:	January 28, 2019
Original issue date:	January 31, 2019 (3 business days after the pricing date)
CUSIP / ISIN:	61768DVX0 / US61768DVX01
Listing:	The Trigger PLUS will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC, an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms. The agent commissions will be as set forth in the final pricing supplement.
Estimated value on the pricing date:	Approximately $943.20 per Trigger PLUS, or within $30.00 of that estimate. See “Investment Summary” in the accompanying preliminary terms.

Overview
The Trigger PLUS are unsecured obligations of MSFL and are fully and unconditionally guaranteed by Morgan Stanley. The Trigger PLUS will pay no interest, do not guarantee any return of principal at maturity and have the terms described in the accompanying preliminary terms, product supplement for PLUS, index supplement and prospectus. The payment at maturity on the Trigger PLUS will be based on the value of the worst performing of the Dow Jones Industrial AverageSM and the Russell 2000® Index, which we refer to as the underlying indices. At maturity, if both underlying indices have appreciated in value, investors will receive the stated principal amount of their investment plus leveraged upside performance of the worst performing underlying index, subject to the maximum payment at maturity. If either of the underlying indices depreciates in value, but the final index value of each underlying index is greater than or equal to 60% of the respective initial index value, which we refer to as the respective trigger level, investors will receive the stated principal amount of their investment. However, if the final index value of either underlying index is less than its respective trigger level, investors will lose a significant portion or all of their investment, resulting in a loss of 1% for every 1% decline in the worst performing underlying index from its initial index value. Investors may lose their entire initial investment in the Trigger PLUS. Because the payment at maturity of the Trigger PLUS is based on the worst performing of the underlying indices, a decline in either underlying index below its respective trigger level will result in a significant loss of your investment, even if the other underlying index has appreciated or has not declined as much. These long-dated Trigger PLUS are for investors who seek an equity index-based return and who are willing to risk their principal, risk exposure to the worst performing of two underlying indices and forgo current income and upside above the maximum payment at maturity in exchange for the upside leverage feature and the limited protection against loss that applies only if the final index value of each underlying index is greater than or equal to the respective trigger level. The Trigger PLUS are notes issued as part of MSFL’s Series A Global Medium-Term Notes program.
All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These Trigger PLUS are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

Investing in the Trigger PLUS involves risks. See “Selected Risks” on the following page and “Risk Factors” in the accompanying preliminary terms.

You should read this document together with the accompanying preliminary terms, product supplement, index supplement and prospectus describing the offering before you decide to invest. You may access the preliminary terms through the below link:

https://www.sec.gov/Archives/edgar/data/895421/000095010319000132/dp100431_fwp-ps1375.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary terms. Please review those risk factors carefully prior to making an investment decision.

•	The Trigger PLUS do not pay interest or guarantee return of any principal.

•	The appreciation potential of the Trigger PLUS is limited by the maximum payment at maturity.

•	You are exposed to the price risk of both underlying indices.

•	Because the Trigger PLUS are linked to the performance of the worst performing underlying index, you are exposed to greater risk of sustaining a significant loss on your investment than if the Trigger PLUS were linked to just one underlying index.

•	The market price will be influenced by many unpredictable factors.

•	The Trigger PLUS are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the Trigger PLUS.

•	As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

•	The Trigger PLUS are linked to the Russell 2000® Index and are subject to risks associated with small-capitalization companies.

•	The amount payable on the Trigger PLUS is not linked to the values of the underlying indices at any time other than the valuation date.

•	Investing in the Trigger PLUS is not equivalent to investing in either underlying index.

•	Adjustments to the underlying indices could adversely affect the value of the Trigger PLUS.

•	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the Trigger PLUS in the original issue price reduce the economic terms of the Trigger PLUS, cause the estimated value of the Trigger PLUS to be less than the original issue price and will adversely affect secondary market prices.

•	The Trigger PLUS will not be listed on any securities exchange and secondary trading may be limited.

•	The estimated value of the Trigger PLUS is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

•	Hedging and trading activity by our affiliates could potentially adversely affect the value of the Trigger PLUS.

•	The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the Trigger PLUS.

•	The U.S. federal income tax consequences of an investment in the Trigger PLUS are uncertain.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary terms under the caption “Additional Information About the Trigger PLUS– Tax considerations” concerning the U.S. federal income tax consequences of an investment in the Trigger PLUS. However, you should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the Trigger PLUS, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Hypothetical Examples

The following hypothetical examples illustrate how to calculate the payment at maturity on the Trigger PLUS. The following examples are for illustrative purposes only. The actual initial index value and trigger level for each underlying index will be determined on the pricing date. The payment at maturity on the Trigger PLUS is subject to our credit risk. The below examples are based on the following terms:

Stated principal amount:	$1,000 per PLUS
Leverage factor:	400%
Hypothetical maximum payment at maturity:	$1,780 per Trigger PLUS (178% of the stated principal amount)
Hypothetical trigger level	With respect to the INDU Index, 14,400, 60% of the respective hypothetical initial index value With respect to the RTY Index, 900, 60% of the respective hypothetical initial index value
Hypothetical initial index value:	With respect to the INDU Index: 24,000 With respect to the RTY Index: 1,500

EXAMPLE 1: Both underlying indices appreciate significantly and so investors receive only the maximum payment at maturity.

Final index value		INDU Index: 45,600
RTY Index: 2,700
Index percent change		INDU Index: (45,600 – 24,000) / 24,000 = 90% RTY Index: (2,700 – 1,500) / 1,500 = 80%
Payment at maturity	=	$1,000 + leveraged upside payment , subject to the maximum payment at maturity
	=	$1,000 + ($1,000 × leverage factor × index percent change of the worst performing underlying index), subject to the maximum payment at maturity
	=	$1,000 + ($1,000 × 400% × 80%), subject to the maximum payment at maturity
	=	maximum payment at maturity of $1,780 per Trigger PLUS

In example 1, the final index values of both the INDU Index and the RTY Index are significantly greater than their initial index values. The INDU Index has appreciated by 90%, while the RTY Index has appreciated by 80%. Therefore, investors receive at maturity the stated principal amount plus 400% of the appreciation of the worst performing underlying index, subject to the hypothetical maximum payment at maturity of $1,780 per Trigger PLUS. Under the terms of the Trigger PLUS, investors will realize the hypothetical maximum payment at maturity at a final index value of the worst performing underlying index of 119.50% of its respective initial index value. Therefore, in this example, investors receive only the hypothetical maximum payment at maturity of $1,780 per stated principal amount, even though both underlying indices have appreciated significantly.

EXAMPLE 2: Both underlying indices appreciate over the term of the Trigger PLUS, and investors receive the stated principal amount plus the leveraged upside payment, calculated based on the index percent change of the worst performing underlying index.

Final index value		INDU Index: 26,400
RTY Index: 2,100
Index percent change		INDU Index: (26,400 – 24,000) / 24,000 = 10% RTY Index: (2,100 – 1,500) / 1,500 = 40%
Payment at maturity	=	$1,000 + leveraged upside payment, subject to the maximum payment at maturity
	=	$1,000 + ($1,000 × leverage factor × index percent change of the worst performing underlying index) , subject to the maximum payment at maturity
	=	$1,000 + ($1,000 × 400% × 10%), subject to the maximum payment at maturity
	=	$1,400

In example 2, the final index values of both the INDU Index and the RTY Index are greater than their initial index values. The INDU Index has appreciated by 10%, while the RTY Index has appreciated by 40%. Therefore, investors receive at maturity the stated principal amount plus 400% of the appreciation of the worst performing underlying index, which is the INDU Index in this example. Investors receive $1,400 per Trigger PLUS at maturity.

EXAMPLE 3: One underlying index appreciates, while the other declines over the term of the Trigger PLUS but neither index declines below the respective trigger level, and investors receive the stated principal amount.

Final index value		INDU Index: 31,200
		RTY Index: 1,200
Index percent change		INDU Index: (31,200 – 24,000) / 24,000 = 30% RTY Index: (1,200 – 1,500) / 1,500 = -20%
Payment at maturity	=	$1,000

In example 3, the final index value of the INDU Index is greater than its initial index value, while the final index value of the RTY Index is less than its initial index value, but is greater than or equal to the respective trigger level. The INDU Index has appreciated by 30% while the RTY index has declined by 20%. Investors will receive the stated principal amount of $1,000.

EXAMPLE 4: One underlying index appreciates while the other declines over the term of the Trigger PLUS, and the final index value of the worst performing underlying index is less than the respective trigger level. Investors are therefore exposed to the decline in the worst performing underlying index from its initial index value.

Final index value		INDU Index: 31,200
RTY Index: 600
Index percent change		INDU Index: (31,200 – 24,000) / 24,000 = 30% RTY Index: (600 – 1,500) / 1,500 = -60%
Payment at maturity	=	$1,000 × [index performance factor of the worst performing index]
	=	$1,000 x [600 / 1,500]
	=	$400

In example 4, the final index value of the INDU Index is greater than its initial index value, while the final index value of the RTY Index has declined below the trigger level. The INDU Index has appreciated by 30% while the RTY Index has depreciated by 60%. Because the final index value of the RTY Index has declined below the trigger level, investors are exposed to the negative performance of the RTY Index, which is the worst performing underlying index in this example. Investors receive a payment at maturity of $400.

EXAMPLE 5: Both underlying indices decline below their respective trigger levels, and investors are therefore exposed to the decline in the worst performing underlying index from its initial index value.

Final index value		INDU Index: 7,200
RTY Index: 600
Index percent change		INDU Index: (7,200 – 24,000) / 24,000 = -70% RTY Index: (600 – 1,500) / 1,500 = -60%
Payment at maturity	=	$1,000 × [index performance factor of the worst performing index]
	=	$1,000 × [7,200 / 24,000]
	=	$300

In example 5, the final index values of both the INDU Index and the RTY Index are less than their respective trigger levels. The INDU Index has declined by 70% while the RTY Index has declined by 60%. Therefore, investors are exposed to the negative performance of the INDU Index, which is the worst performing underlying index in this example. Investors receive a payment at maturity of $300.

Because the payment at maturity of the Trigger PLUS is based on the worst performing of the underlying indices, a decline in either underlying index below its respective trigger level will result in a significant loss of your investment, even if the other underlying index has appreciated or has not declined as much.

Dow Jones Industrial AverageSM Historical Performance

The following graph sets forth the daily index closing values of the Dow Jones Industrial AverageSM for each quarter in the period from January 1, 2013 through December 28, 2018. You should not take the historical values of the Dow Jones Industrial AverageSM as an indication of its future performance, and no assurance can be given as to the index closing value of the Dow Jones Industrial AverageSM on the valuation date.

Dow Jones Industrial AverageSM Daily Index Closing Values January 1, 2013 to December 28, 2018

Russell 2000® Index Historical Performance

The following graph sets forth the daily index closing values of the Russell 2000® Index for each quarter in the period from January 1, 2013 through December 28, 2018. You should not take the historical values of the Russell 2000® Index as an indication of its future performance, and no assurance can be given as to the index closing value of the Russell 2000® Index on the valuation date.

Russell 2000® Index Daily Index Closing Values January 1, 2013 to December 28, 2018